

Mail Stop 3561

February 5, 2016

Via E-mail
Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue
Suite 400
Tulsa, Oklahoma 74119

> **Re:** **Alliance Resource Partners, L.P.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File 0-26823**

Dear Mr. Cantrell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining